EXHIBIT 99.2

SANDSTORM GOLD LTD.

(the “Company”)

REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Special Meeting of Shareholders of the Company held on Thursday, October 9, 2025 (the “Meeting”). The total number of common shares of the Company (“Shares”) voted in person or by proxy at the Meeting was:

Total Shares issued and outstanding as at the Record Date of September 8, 2025:	294,964,289
Total Shares represented and voted at the Meeting:	171,789,892
Percentage of total Shares represented and voted at the Meeting:	58.24%

The sole matter placed before the Company’s shareholders for consideration at the Meeting, as further detailed below, was approved.

MATTER VOTED UPON	VOTING RESULTS		VOTE OUTCOME

	FOR	AGAINST

Approval of Arrangement Resolution (by all Shareholders):

To consider, pursuant to an Interim Order of the Supreme Court of British Columbia dated September 8, 2025, and, if deemed acceptable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the management information circular of the Company dated September 8, 2025, approving an arrangement involving, among others, the Company, Royal Gold, Inc. and International Royalty Corporation, pursuant to a statutory plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia).

	169,515,421 (98.68%)	2,274,471 (1.32%)	Carried

Approval of Arrangement Resolution (by all Shareholders, excluding votes cast by Shareholders required to be excluded under Multilateral Instrument 61-101)*:

To consider, pursuant to an Interim Order of the Supreme Court of British Columbia dated September 8, 2025, and, if deemed acceptable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the management information circular of the Company dated September 8, 2025, approving an arrangement involving, among others, the Company, Royal Gold, Inc. and International Royalty Corporation, pursuant to a statutory plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia).

	167,056,130 (98.66%)	2,274,471 (1.34%)	Carried

*Excluding 2,459,291 Shares held by those persons required to be excluded under Multilateral Instrument 61-101, as further detailed in the Company’s management information circular dated September 8, 2025.

DATED at Vancouver, British Columbia, this 9th day of October, 2025.

SANDSTORM GOLD LTD.

Per:	“Christine Gregory”
Christine Gregory,
Corporate Secretary